Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

March 10, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn: Stephen Krikorian and Jason Niethamer

Re:	Response to Comments on Airbee Wireless, Inc.
Form 8-K filed on January 2, 2008
File No. 000-50918

Dear Messrs. Krikorian and Niethamer:

In connection with our responses to the SEC comment letter dated January 11, 2008, the Company acknowledges the following regarding our Form 8-K/A:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer